Exhibit 99.1

AMENDMENT TO SECURITIES PURCHASE AGREEMENT

This Amendment to Securities Purchase Agreement (this “Amendment”) is dated as of March 13, 2024, between ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), and the purchaser identified on the signature pages hereto (together with its successors and assigns, a “Purchaser” and collectively the “Purchasers”), which amends that certain Securities Purchase Agreement by and among the Company and the Purchasers, dated as of September 29, 2023 (the “Purchase Agreement”) with respect to the sales of Common Shares pursuant to an effective registration statement. The Company and the Purchasers are sometimes each individually referred to herein as a “Party” and collectively as the “Parties.” All initially capitalized terms not otherwise defined herein shall have the meaning given to those terms in the Purchase Agreement.

WHEREAS, the Parties entered into the Purchase Agreement providing for the sale of Common Shares of an aggregate of $15,000,000 to the Purchasers by the Company, pursuant to the terms and conditions of the Purchase Agreement and an effective registration statement under the Securities Act; and

WHEREAS, the Company issued to the Purchasers an aggregate of 15,000,000 Common Shares (the “Shares”) on October 3, 2023 (or 1,500,000 Shares as a result of a 10-for-one share combination effected by the Company on March 1, 2024 (the “Share Combination”)), which are being held by the Purchasers as of the date hereof; and

WHEREAS, the Parties desire to change the terms and conditions relating to the Per Share Purchase Price and the Closing as more specifically provided in this Amendment.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchasers hereby agree to amend the Purchase Agreement as follows:

1. Amendment to the Purchase Price Per Share.

The Per Share Purchase Price shall be changed from $1.00 to $4.00, after giving effect of the Share Combination. The aggregate amount to be paid for the Shares as specified below the Purchaser’s name on the signature page of the Purchase Agreement and next to the heading “Subscription Amount” shall be changed to reflect the change in Per Share Purchase Price accordingly. The Purchasers hereby agree to pay the Per Share Purchase Price of $4.00 and the revised Subscription Amount as specified below the Purchaser’s name on the signature page hereto. The Parties further agree that the number of Shares as specified opposite to the Purchaser’s name on the signature page of the Purchase Agreement shall be proportionately adjusted to reflect the Share Combination.

2. Closing.

The closing of the transactions contemplated by the Purchase Agreement, as amended by this Amendment (the “Closing”) shall take place simultaneously with the execution of this Amendment on the date hereof (the “Closing Date”), subject to satisfaction of the conditions set forth herein and in the Purchase Agreement at the offices of Ellenoff Grossman & Schole LLP, or such other place or manner as the parties may mutually agree upon. At the Closing, the Purchaser shall pay, or cause to be paid, to the account or accounts designated by the Company its Subscription Amount in cash by wire transfer in immediately available funds.

3. Agreement to Return the Purchased Shares.

In the event that any Purchaser fails to pay the Subscription Amount in full in accordance with the Purchase Agreement, after giving effect to the Amendment, the Purchaser shall immediately return the Shares as specified below his name on the signature page hereto to the Company for cancellation without any consideration. The failure of any Purchaser to pay its Subscription Amount shall not impact the transactions by and between the Company and any other Purchaser as contemplated hereunder and under the Purchase Agreement. The Company may serve a call notice on the Purchaser giving the Purchaser 14 days’ notice to pay the Purchase Price in full, or the Shares will be liable to be forfeited (the “Notice”). If the Purchaser fails to comply with the terms of the Notice, the directors of the Company may, at any time before tender of the Purchase Price, forfeit and cancel the Shares in accordance with Section 51 of the BVI Business Companies Act, 2004 (as amended).

4. General.

(a) This Amendment shall be effective as of the date hereof upon the execution and delivery of same by each of the Parties.

(b) Except as specifically set forth in this Amendment, there are no other amendments to the Purchase Agreement and all of the other forms, terms and provisions of the Purchase Agreement shall remain unmodified and in full force and effect.

(c) Section 5.9 of the Purchase Agreement (Governing Law) shall be applicable to this Amendment.

(d) This Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party, it being understood that the Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be effective and signed in their respective name effective as of the date set forth above.

RETO ECO-SOLUTIONS, INC.

By:
	Name:	Hengfang Li
	Title:	Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

PURCHASER SIGNATURE PAGES

TO

AMENDMENT TO ReTo Eco-Solutions, Inc., SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ________________________________________________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory:_________________________________________

Address for Notice to Purchaser:

Address for Delivery of Shares to Purchaser (if not same as address for notice):

DWAC for Shares:_______________

Subscription Amount: $_________________________

Shares: _________________

EIN Number: ____________________

☐ Notwithstanding anything contained in the Purchase Agreement and the Amendment to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in the Purchase Agreement and this Amendment from the Company, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to Closing shall be disregarded, (ii) the Closing shall occur on the date of this Amendment and (iii) any condition to Closing contemplated by the Purchase Agreement and this Amendment (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or Subscription Amount (as applicable) to such other party on the Closing Date.

3